Securities and Exchange Commission

Washington, D.C.  20549

Form 11-K

Annual Report

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2004

A.

Full title of the plan:

PUTNAM INVESTMENTS

PROFIT SHARING RETIREMENT PLAN

B.

Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.

1166 Avenue of the Americas

New York, NY  10036

PUTNAM INVESTMENTS

PROFIT SHARING RETIREMENT PLAN

The Trustees of the plan are Francis N. Bonsignore and Sandra S. Wijnberg. Mr. Bonsignore is Senior Vice President - Executive Resources & Development of MMC.  Ms. Wijnberg is Senior Vice President and Chief Financial Officer of MMC.  The Benefits Administration Committee of MMC has been appointed as Plan Administrator.  The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The financial statements of the Plan are included in this Form 11-K and consist of the statements of net assets available for plan benefits as of December 31, 2004 and 2003, and the statements of changes in net assets available for plan benefits for the years ended December 31, 2004 and 2003 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) of Putnam Investments Profit Sharing Retirement Plan have duly caused this annual report to be signed this 28th of June 2005 by the undersigned thereunto duly authorized.

PUTNAM INVESTMENTS

PROFIT SHARING RETIREMENT PLAN

 /s/___________________________

 Alexander P. Voitovich

 Authorized Representative of the

 MMC Benefits Administration Committee

 Plan Administrator for Putnam Investments

 Profit Sharing Retirement Plan

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 2-65096 and 333-69774 of Marsh & McLennan Companies, Inc. on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the Putnam Investments Profit Sharing Retirement Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 27, 2005

Putnam Investments Profit Sharing Retirement Plan

Financial Statements for the Years
Ended December 31, 2004 and 2003, Supplemental Schedule as of
December 31, 2004 and Report of Independent Registered Public Accounting Firm

PUTNAM INVESTMENTS

PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

                                              Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004
 AND 2003:

Statements of Net Assets Available for Benefits

 2

Statements of Changes in Net Assets Available for Benefits

 3

Notes to Financial Statements

 4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

 9-10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Putnam Investments
Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Putnam Investments Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 24, 2005

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Participant - directed investments	$470,118,350	$430,167,696
Participant loans	11,874,988	10,611,759

Total investments	481,993,338	440,779,455

Receivables:
Employer contributions receivable	32,655,244	35,180,860
Participant contributions receivable	823,446	1,309,062

Total receivables	33,478,690	36,489,922

NET ASSETS AVAILABLE FOR BENEFITS	$515,472,028	$477,269,377

See notes to financial statements.

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

Investment activity:
Net appreciation in fair value of investments	$30,064,221	$73,741,586
Dividend income	7,872,315	5,345,191
Interest income	1,996,176	1,831,476
Investment activity—net	39,932,712	80,918,253
Contributions:
Employer	32,655,244	35,180,860
Participants	20,827,459	20,143,425
Total contributions	53,482,703	55,324,285

DEDUCTIONS—Benefits paid to participants	(55,212,764)	(32,543,275)

NET INCREASE	38,202,651	103,699,263

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	477,269,377	373,570,114

End of year	$515,472,028	$477,269,377

See notes to financial statements.

PUTNAM INVESTMENTS

PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.

DESCRIPTION OF THE PLAN

The following description of the Putnam Investments Profit Sharing Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan sponsored by Putnam Investments LLC (“Putnam”) and its subsidiaries (the “Company”). Putnam is a wholly-owned subsidiary of Putnam Investments Trust, which is ultimately a majority-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”). The Plan is for the benefit of the Company’s employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”) and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan document was amended on November 18th, 2003 to identify the Benefits Administration Committee of MMC as the Plan administrator. The Plan document was amended effective January 1, 2004 to enable any employee employed by PanAgora Asset Management, Inc (PanAgora) as of July 19, 2004 to be eligible for the Plan based on the employee’s active service with PanAgora prior to July 19, 2004 and the eligibility requirements of the Plan.  The Putnam Investments Profit Sharing Retirement Plan was amended January 1, 2004.  Effective on or after January 1, 2005, all employees who are eligible to make 401(k) contributions under the Plan and who are projected to attain age 50 before the close of the plan year, shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v) and any regulations or other guidance thereunder. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of 12 months of service. An employee is eligible to become a participant in the salary-deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan’s fiscal year (December 31) to be eligible for his or her portion of the Company’s contribution for that year.

Contributions—Company contributions are determined at the discretion of the Company’s Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. During the years ended December 31, 2004 and 2003, the Company contributed 15% of eligible compensation.  Company contributions are allocated annually based on a uniform percentage of eligible earnings per participant.

It is the intention of the Trustees that the salary deferral portion of the Plan be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants’ earnings contribution to the Plan will be deducted from their payroll and that the Company shall contribute this amount to the Plan on behalf of the participants. Unless otherwise directed by the employee, all new employees contribute 3% of their total earnings to the salary-deferred portion of the Plan. The market value of assets relating to the salary savings program at December 31, 2004 and 2003 was $132,888,405 and $115,778,720, respectively.

Voluntary participant contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment but may withdraw their contributions subject to certain restrictions.

Investment Programs—The Plan allows each participant to elect to have participant contributions, Company contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

(1)

Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser (“Putnam-sponsored mutual funds”).

(2)

Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, guaranteed investment contract products are offered through the investment in the Putnam Stable Value Fund.

(3)

MMC common stock (MMC is the parent company of Putnam).

(4)

Other investment options approved by the Board of Directors of Putnam, the trustees of the Plan (the “Trustees”), and the chief executive officer of MMC. There were no investments in this option at December 31, 2004 or 2003.

Participant and Company contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day.

Vesting—the vesting of Company contributions is as follows:

Vested Interest
Years of continuous service:
Less than two	None
Two but less than three	25%
Three but less than four	50%
Four but less than five	75%
Five or more	100%
If a participant reaches age 59½, dies, or becomes disabled	100%

Participants are automatically fully vested in their voluntary and rollover contributions.

Forfeitures—Forfeitures of non-vested Company contributions are used to reduce future Company contributions one year after the fiscal year in which the forfeitures occur. At December 31, 2004 and 2003, forfeited non-vested accounts totaled $2,417,694 and $1,569,495, respectively. Reduction of Company contributions amounted to $1,569,495 and $1,265,721 in 2004 and 2003, respectively, for forfeitures that occurred in 2003 and 2002, respectively.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits—Distributions are based on the vested portion of the participant’s account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Upon participant request, such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.

Participant Loans—Upon the approval of the Retirement Savings Plan Committee, appointed by the Plan administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant’s account. All loans shall be secured by the participant’s account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its investment in the Putnam Stable Value Fund, which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Administrative Expenses—Expenses of the Plan have been paid by the Company, but such payment is at the Company’s discretion.

Benefits—Benefits to participants are recorded when paid.

3.

INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2004	2003

Putnam Money Market Fund	$41,257,196	$44,306,288
Putnam Voyager Fund	29,807,294	29,891,395
Putnam New Opportunities Fund	27,228,677	27,541,240
The Putnam Fund for Growth and Income	28,487,391	25,900,370
Putnam Stable Value Fund	31,319,799	29,814,645

During the years ended December 31, 2004 and 2003 the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2004	2003
Investments at fair value, based on quoted market prices:
Putnam-sponsored mutual funds	$35,588,134	$72,878,679
MMC common stock, 348,036 and 343,778
shares, respectively	(5,523,913)	862,907

Total	$30,064,221	$73,741,586

4.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.

SUBSEQUENT DISTRIBUTIONS

At December 31, 2004 and 2003, amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,766,671 and $1,646,793, respectively. These amounts by investment type are as follows:

Source	2004	2003

Mutual funds	$1,435,933	$1,529,873
Stable Value Fund—guaranteed investment products	327,483	83,844
MMC common stock*	3,255	33,076

Total	$1,766,671	$1,646,793

*Putnam and MMC are parties-in-interest to the Plan.

6.

TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on December 6, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter, however the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.

RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Putnam-sponsored mutual funds and a collective trust. Putnam is the Plan sponsor as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 348,036 and 343,778 shares, respectively, of common stock of MMC, the parent company of the sponsoring employer, with a cost basis of $13,991,572 and $14,090,462, respectively, and with a fair value of $11,450,399 and $16,463,546, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $468,695 and $426,578, respectively, related to these shares.

* * * * * *

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

			(c) Description of		(e) Current
(a)	Shares	(b) Identity of Issue	Investment	(d) Cost **	Value

MUTUAL FUNDS AND COLLECTIVE TRUST:

*	41,257,196	Putnam Money Market Fund	Registered Investment Company		41,257,196
*	1,739,049	Putnam Voyager Fund	Registered Investment Company		29,807,294
*	31,319,799	Putnam Stable Value Fund	Collective Trust		31,319,799
*	635,738	Putnam New Opportunities Fund	Registered Investment Company		27,228,677
*	1,465,401	The Putnam Fund for Growth and Income	Registered Investment Company		28,487,391
*	373,329	Putnam International Growth & Income Fund	Registered Investment Company		4,442,613
*	1,035,938	The George Putnam Fund of Boston	Registered Investment Company		18,760,838
*	1,644,009	Putnam Vista Fund	Registered Investment Company		16,209,930
*	1,067,871	Putnam Small Cap Value Fund	Registered Investment Company		20,748,739
*	1,571,982	Putnam OTC Emerging Growth Fund	Registered Investment Company		11,884,183
*	184,976	Putnam Health Sciences Trust	Registered Investment Company		11,019,031
*	1,128,090	Putnam Investors Fund	Registered Investment Company		14,371,866
*	991,746	Putnam International New Opportunities Fund	Registered Investment Company		11,573,673
*	1,166,359	Putnam Global Equity Fund	Registered Investment Company		10,135,658
*	756,720	Putnam New Value Fund	Registered Investment Company		13,583,126
*	564,613	Putnam Growth Opportunities	Registered Investment Company		7,464,179
*	742,382	Putnam High Yield Trust	Registered Investment Company		6,094,960
*	677,729	Putnam Equity Income Trust	Registered Investment Company		11,806,037
*	582,277	Putnam Research Fund	Registered Investment Company		8,111,122
*	606,556	Putnam Income Fund	Registered Investment Company		4,173,103
*	664,097	Putnam Capital Opportunities Fund	Registered Investment Company		8,082,057
*	571,197	Putnam Mid Cap Value Fund	Registered Investment Company		8,213,818
*	269,986	Putnam American Gov’t Income Trust	Registered Investment Company		2,446,072
*	257,111	Putnam Capital Appreciation Fund	Registered Investment Company		4,813,121
*	341,720	Putnam Classic Equity Fund	Registered Investment Company		4,360,346
*	196,150	Putnam Global Income Trust	Registered Investment Company		2,593,102
*	257,621	Putnam Convertible Income-Growth Trust	Registered Investment Company		4,549,583
*	643,598	Putnam High Yield Advantage Trust	Registered Investment Company		4,061,102

					(Continued)

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

			(c) Description of		(e) Current
(a)	Shares	(b) Identity of Issue	Investment	(d) Cost **	Value

*	177,139	Putnam Europe Equity Fund	Registered Investment Company		3,707,516
*	604,000	Putnam Asset Allocation Fund: Balanced	Registered Investment Company		6,414,482
*	156,023	Putnam U.S. Government Income Trust	Registered Investment Company		2,064,179
*	862,081	Putnam Asset Allocation Fund: Growth	Registered Investment Company		9,638,060
*	339,921	Putnam Diversified Income Trust	Registered Investment Company		3,504,588
*	180,275	Putnam Global Natural Resources Fund	Registered Investment Company		4,211,219
*	234,765	Putnam Limited Duration Fund	Registered Investment Company		1,204,343
*	228,445	Putnam Asset Allocation Fund: Conservative	Registered Investment Company		2,087,990
*	395,390	Putnam Small Cap Growth Fund	Registered Investment Company		8,560,192
*	144,879	Putnam Utilities Growth and Income Fund	Registered Investment Company		1,486,463
*	561,621	Putnam Discovery Growth	Registered Investment Company		9,766,590
*	1,031,617	Putnam International Equity Fund	Registered Investment Company		24,562,789
*	584,841	Putnam International Cap Opportunities	Registered Investment Company		13,860,924

		Total Mutual Funds and Collective Trust			458,667,951

*	348,036	Marsh & McLennan Companies, Inc.	Common Stock		11,450,399

*		Participants	Participant loans—
			Various maturities from
			2004 through 2014 at interest
			rates ranging from
			4.0% to 9.68%		11,874,988

		TOTAL INVESTMENTS			$481,993,338

*	Permitted party-in-interest.				(Concluded)
	(Note—The Putnam mutual funds are sponsored by Putnam Investments Trust, a party-in-interest to the Plan.)
**	Cost information is not required for participant-directed investments and is therefore not included.